tomtom

htc smart mobility

HTC Launches GPS PDA phone, integrated with the latest TomTom Navigation Solution

September 7, 2006, Amsterdam – HTC, the world's leading provider of Microsoft® Windows Mobile® devices, and TomTom, a leading navigation solution provider, today announced a new European partnership. HTC's newly launched P3300 personal navigation device will be its first handset to feature the latest TomTom NAVIGATOR 6 software.

The announcement forms the initial phase of the deal which will see TomTom and HTC work closely together on future devices.

Florian Seiche, Vice President of HTC Europe, added: "Being able to offer added value to our customers is extremely important to HTC. Our strong emphasis on innovation combined with TomTom's expertise in navigation technology will create a winning combination for HTC customers."

"The HTC P3300 with TomTom's NAVIGATOR 6 software will contain a wide array of features, software and maps that will offer European customers high performance navigation solutions," said Eric Pité, the Vice President of Product Management at TomTom.

The P3300 is HTC's first navigation-focused PDA Phone with a built-in GPS. This setup is an ideal solution for customers who need their PDA and navigation integrated into one personal device. Two-dimensional and three-dimensional maps are easy to install and view using HTC's trackball and optimised 2.8-inch sharp colour screen.

The HTC P3300 will be available across Europe from October 2006 with preinstalled NAVIGATOR 6 software, featuring either a city map of choice or a complete set of maps for Western Europe.

Key features of HTC P3300:

- Microsoft® Windows Mobile 5.0 Operating System
- Standalone GPS functionality
- GSM/GPRS/EDGE, 850, 900, 1800, 1900
- Bluetooth 2.0 and Wi-Fi
- Direct Push Email
- FM radio for the latest news and entertainment on the go
- HTC RollR™ (Trackball and Track Wheel) for easy viewing and navigation

Key features of TomTom NAVIGATOR 6:

- **Contact navigation**: Navigate direct to contacts stored in your address book
- **Arrival time planning**: Plan a route based on your desired arrival time
- **Speeding alert**: Notifies the driver if they're speeding, even if they're not in navigation mode
- **Pre-installed Safety Camera database**: The most up-to-date available list of safety cameras is pre-installed
- **Realistic visual instructions**: Visuals replicate road signs, making them easier to follow
- **Pedestrian navigation view**: 2D map which is fixed in one position to allow better orientation when navigating on foot

-ends-

For further information please contact:

HTC
Jenny Roberts/Richard George
Nelson Bostock Communications
+44 (0)20 7229 4400
htc@nelsonbostock.com
www.htc.com/www.europe.htc.com

Martin Liu / Special Assistant to the President
High Tech Computer Corp. / Corporate Marketing Division
+886-3-3753252 ext. 6186
martin_liu@HTC.com

Maggie Cheng / Sr. Public Relations
High Tech Computer Corp. / Corporate Marketing Division
+886-3-375-3252 Ext. 6192
+886-3-375-5519
+886-910-056396
Maggie_cheng@HTC.com

TomTom
Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About HTC
HTC designs, manufactures, and markets innovative, feature-rich PDA phones and Smartphones. The company produces powerful handsets that continually push the boundaries to provide true mobility and freedom for its users.

Founded in 1997, HTC (High Tech Computer Corp.) has made its name as the company behind many of the most popular operator-branded devices. It has established unique partnerships with key mobile brands, including the leading five operators in Europe, the top four in the US, and many fast-growing Asian operators. The company has also brought products to market with OEM partners and under its own Qtek brand. In June 2006, HTC consolidated to a single brand identity in Europe to resonate with both partner and end-user audiences.

HTC is the leading global provider of Microsoft Windows® Mobile-based devices and one of the fastest growing companies in the mobile device sector. The company is listed on The Taiwan Stock Exchange under ticker 2498. For further corporate information, please visit: www.htc.com

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

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tomtom


CITROËN

Accessorise your Citroën with a TomTom

~ TomTom ONE now offered in all European Citroën dealerships ~

September 5th 2006, Amsterdam – TomTom, the leading navigation solution provider, and Citroën, the innovative French car manufacturer today announce a partnership to provide the TomTom ONE 'Europe' as an accessory in all Citroën dealerships.

The TomTom ONE is the most successful satellite navigation unit in the world and from now, the new TomTom ONE 'Europe' version will be available to European customers purchasing a Citroën vehicle from a Citroën dealership. Citroën customers will be able to take advantage of easy navigation throughout Western Europe.

Citroën customers will benefit from:

- Out of the box navigation.
- Door-to-door navigation in their country with detailed maps of Western Europe.
- TomTom HOME - PC software that simplifies the process of downloading and installing the services.
- More than 600 000 points of interest across Europe.
- TomTom PLUS services such as TomTom Traffic and TomTom Weather.
- TomTom Buddies – locate friends with TomToms and send text messages or navigate directly to them.*

"This partnership with Citroën is the largest of its kind for a French automotive manufacturer and will be available across 14 countries", said Wolfgang Reelitz, vice president automotive sales, TomTom. "We are offering this simple satellite navigation solution at a very appealing price and we believe this is the beginning of a very fruitful relationship for both TomTom and Citroën".

"TomTom's out of the box solution with the TomTom ONE is in line with Citroën's strategy consisting in continuously offering quality, performing and easy-to-use products to all its customers across Europe", declares Patrice Roncin, Product Manager for Spare Parts and Accessories at Citroën.

The deal is available now across Europe (Germany, Italy, Spain, Portugal, France, UK, Denmark, Benelux, Switzerland, Austria, Norway and Sweden).

* Additional payment is required. A Bluetooth compatible phone and GPRS connection is required. A free one month trial is available for TomTom Traffic.

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For more information please contact:

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.